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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2000

                      ------------------------------------

                          TEEKAY SHIPPING CORPORATION

                       Fourth Floor, Euro Canadian Centre
                      Marlborough Street & Navy Lyon Road,
                            P.O. Box SS-6293 Nassau,
                                  The Bahamas
                                 (242) 322-8020
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                  Form 20-F  ___                Form 40-F  __

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                         Yes  __                No  __

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
Please find attached as Exhibit A the Company's Proxy Statement and Notice for the 2000 Annual General Meeting of Shareholders which were mailed to shareholders on or about March 31, 2000.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                           TEEKAY SHIPPING CORPORATION

Date: April 28, 2000                        By /s/ Peter S. Antturi
                                           -------------------------------
                                           Name:  Peter S. Antturi
                                           Title: Vice-President, Treasurer
                                                  and Chief Financial Officer

                                   Exhibit A

           TEEKAY SHIPPING CORPORATION
           FOURTH FLOOR, EURO CANADIAN CENTRE, MARLBOROUGH STREET & NAVY LYON ROAD,
           P.O. BOX SS-6293 NASSAU, THE BAHAMAS

                                                           PHONE: (242) 322-8020
                                                             FAX: (242) 328-7330

March 31, 2000

Dear Shareholder:

     On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2000 Annual Meeting of shareholders (the "Annual Meeting") of Teekay Shipping Corporation (the "Company"). We hope you can join us. The Annual Meeting will be held at:

     Place:  The Royal Automobile Club,
          89 Pall Mall,
             London, England

     Date:   Monday, May 22, 2000

     Time:   10:00 a.m. (London time)

     The Notice of Annual Meeting of Shareholders and the Proxy Statement are enclosed herewith. The Proxy Statement describes the business to be transacted at the Annual Meeting and provides other information concerning the Company. The principal business to be transacted at the Annual Meeting will be (1) the election of Directors and (2) the ratification of the selection of Ernst & Young, Chartered Accountants, as the Company's independent auditors for the fiscal year ending December 31, 2000.

     The Board of Directors unanimously recommends that shareholders vote for the election of the nominated Directors and for the ratification of Ernst & Young, Chartered Accountants, as the Company's independent auditors for the fiscal year ending December 31, 2000.

     We know that many of our shareholders will be unable to attend the Annual Meeting. Proxies are therefore solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we hope that you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the Annual Meeting and vote in person even if you have previously returned your proxy card.

                                           Sincerely,

                                           /s/ Bjorn Moller
                                           BJORN MOLLER

                                           President and Chief Executive Officer
[TEEKAY LOGO]

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                            TO BE HELD MAY 22, 2000

     NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders of TEEKAY SHIPPING CORPORATION (the "Company" or "Teekay") will be held at The Royal Automobile Club, 89 Pall Mall, London, England at 10:00 a.m. (London time), on Monday, May 22, 2000 (the "Annual Meeting") for the following purposes:

1. To elect three (3) Directors to the Company's Board of Directors for a term of three years;

2. To ratify the selection of Ernst & Young, Chartered Accountants, as the Company's independent auditors for the fiscal year ending December 31, 2000; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

     The nominees for election as Directors are named in the enclosed Proxy Statement.

     The record date for the Annual Meeting is March 28, 2000. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

     ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE (WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES) IN ORDER THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE GIVING OF SUCH PROXY DOES NOT AFFECT YOUR RIGHT TO REVOKE IT LATER OR TO VOTE YOUR SHARES IN PERSON IN THE EVENT THAT YOU SHOULD ATTEND THE ANNUAL MEETING.

                                           By Order of the Board of Directors

                                           /s/ Arthur F. Coady
                                           ARTHUR F. COADY
                                           Secretary
Nassau, The Bahamas
March 31, 2000

                          TEEKAY SHIPPING CORPORATION
                      FOURTH FLOOR, EURO CANADIAN CENTRE,
                      MARLBOROUGH STREET & NAVY LYON ROAD
                                P.O. BOX SS-6293
                              NASSAU, THE BAHAMAS

                                PROXY STATEMENT
                       FOR ANNUAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON MONDAY, MAY 22, 2000

GENERAL

     This Proxy Statement is furnished by the Board of Directors of Teekay Shipping Corporation (the "Company" or "Teekay") in connection with the solicitation of proxies by the Board of Directors for use at the Company's 2000 Annual Meeting of shareholders (the "Annual Meeting"), to be held at 10:00 a.m. (London time), on Monday, May 22, 2000 at The Royal Automobile Club, 89 Pall Mall, London, England. The principal executive headquarters of the Company are located at the Euro Canadian Centre, Fourth Floor, Marlborough Street & Navy Lyon Road, P.O. Box SS-6293, Nassau, Commonwealth of The Bahamas.

     This Proxy Statement and the enclosed proxy card are first being mailed to the Company's shareholders on or about March 31, 2000.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of the Company's common stock, par value of $0.001 per share (the "Common Stock"), at the close of business on March 28, 2000, will be entitled to vote at the Annual Meeting. On that date, the Company had approximately 38,064,658 shares of Common Stock outstanding.

QUORUM AND VOTING

     Each share of Common Stock entitles the holder thereof to one vote. Under the laws of the Republic of the Marshall Islands, action may be taken on a matter submitted to shareholders only if a quorum exists with respect to such matter. In general, a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the Annual Meeting. However, the number of shares required to be represented at the Annual Meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors (as defined) or for purposes of voting on the election of Directors if all nominees are recommended by the Continuing Directors. "Continuing Directors" means the incumbent members of the Board of Directors that were members of the Board on June 15, 1999 and any persons who are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended that Proposal 2 be approved by the shareholders at the Annual Meeting and accordingly the quorum for such matters and any other Proposals recommended by a majority of the Continuing Directors for approval by the shareholders will be one-third of the shares entitled to vote thereon, present in person or represented by proxy. The Continuing Directors have also recommended for election the nominees for Director set out in this Proxy Statement and, accordingly, if such nominees or other nominees recommended for election by a majority of the Continuing Directors constitute all the nominees for Director, then the quorum for the election of Directors will be one-third of the shares entitled to vote, present in person or represented by proxy.

     Holders of the Common Stock are not entitled to cumulative voting rights in the election of Directors. A nominee for election to the Board of Directors will be elected by a plurality of the votes cast by shareholders entitled to vote at the Annual Meeting. In the election of Directors, any action other than a vote for a nominee will have the practical effect of voting against the nominee. For all other matters, action is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Abstentions and other non-votes are counted for purposes of determining whether a quorum exists at the Annual Meeting, but are not counted for any purpose in determining whether a proposal is approved and have no effect on the determination of whether a plurality exists with respect to a given nominee. Proxies and ballots will be received and tabulated by The Bank of New York, the Company's transfer agent.

REVOCABILITY OF PROXIES

     A proxy delivered pursuant to this solicitation is revocable at the option of the person giving the same at any time before it is exercised. A proxy may be revoked, prior to its exercise, by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy card bearing a later date, or by attending the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting, in and of itself, will not constitute a revocation of a proxy. If no directions are specified in a properly executed proxy, the shares covered thereby will be voted "FOR" (1) the election of the nominees for Directors recommended by the Board of Directors, (2) the ratification of the selection by the Board of Directors of the Company's independent auditors and
(3) in accordance with the discretion of the named proxyholders on any other matters properly brought before the Annual Meeting.

SOLICITATION OF PROXIES

     The accompanying proxy is solicited by and on behalf of the Board of Directors, and the entire cost of preparing, printing and mailing this Proxy Statement and the proxy solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by Directors, officers and other employees of the Company, without additional remuneration, in person or by telephone or facsimile transmission. The Company will also request brokerage firms, bank nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the Common Stock as of the record date and will provide reimbursement for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly completing, signing, dating and returning the enclosed proxy card will help avoid additional expense.

                       PROPOSAL 1: ELECTION OF DIRECTORS

ELECTION OF DIRECTORS

     The Board of Directors consists of nine members, three of which are due to be elected in 2000 to fill expiring terms of Arthur F. Coady, C. Sean Day and Michael D. Dingman. The nominees for election in 2000 (the "Nominees") are listed below.

         NOMINEES FOR CLASS I DIRECTORS WITH TERMS EXPIRING IN 2003:
         Bruce C. Bell
         C. Sean Day
         Michael D. Dingman

     Shares eligible to be voted, for which a properly dated and executed proxy is received by the Secretary of the Company prior to the Annual Meeting, will be voted in accordance with any choice specified. Where no choice is specified, eligible shares will be voted for each Nominee as Director. If a Nominee becomes unable or unwilling to serve as a Director for any reason (which is not now anticipated), the proxyholders will vote such shares for a substitute Nominee approved by the Board of Directors.

     The Company's Articles of Incorporation do not permit cumulative voting in the election of Directors. Directors of the Company are elected by a plurality of the votes cast for the election of Directors at any annual meeting of the shareholders.

INFORMATION ABOUT THE DIRECTOR NOMINEES

     BRUCE C. BELL (age 52) is the Managing Director of Oceanic Bank and Trust Limited, an unrestricted, private Bahamian Bank formed in 1982, a position he has held since March 1, 1994. Prior to joining Oceanic Bank and Trust Limited, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions.

     C. SEAN DAY (age 50) has been a Director of the Company since September 1998, and has served as the Company's Chairman of the Board since September 1999. He has also been Chairman of the Board of Seagin International LLC since April 1999 and was President and Chief Executive Officer of Navios Corporation from 1989 to 1999. Navios Corporation is a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is also on the boards of various other companies. Mr. Day is now engaged on a full-time basis as a consultant to the trust group that currently exercises effective control over the Company.

     MICHAEL D. DINGMAN (age 68) is a private investor, industrial company executive and corporate director. He has served as a Director of the Company since May 1995. He is Chairman and Chief Executive Officer of The Shipston Group Limited, a diversified international holding company, and a Director of Fisher Scientific International Inc. and of Ford Motor Company. Mr. Dingman also serves as Director/Executive to a number of other industrial concerns.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ALL NOMINEES.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

     MORRIS L. FEDER (age 83) has served as a Director of the Company since June 1993. He is President of Worldwide Cargo Inc., a New York-based chartering firm. Mr. Feder has been employed in the shipping industry in excess of 50 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of its Board of Directors. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association and the Association of Shipbrokers and Agents USA Inc., as well as being a member of the Board of Directors of American Marine Advisors, Inc.

     LEIF O. HOEGH (age 36) was appointed as a Director in June 1999 concurrently with the Company's acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and served as its Chairman from June 1998 to June 1999. Mr. Hoegh is Managing Director of Leif Hoegh (U.K.) Limited. He serves as a director of Dannebrog Rederi AS and Hual AS and serves as the Chairman of Hoegh Capital Partners, Inc. and Unicool Ltd.

     STEVE G. K. HSU (age 66) has served as a Director of the Company since June 1993. He is Chairman of Oak Maritime (H.K.) Inc., Limited, a ship management company based in Hong Kong, and a Director of Sincere Navigation Corporation, based in Taiwan. Mr. Hsu is a Standing Supervisor of the National Association of Chinese Shipowners, Taiwan, a member of the American Bureau of Shipping, and a council member of the International General Committee of Bureau Veritas.

     THOMAS KUO-YUEN HSU (age 53) has served as a Director of the Company since June 1993. He has served 28 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels, ranging in size from 20,000 dwt. to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

     AXEL KARLSHOEJ (age 59) is President of Nordic Industries, a California general construction firm with which he has served for the past 27 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director and Chairman of the Board of Teekay since June 1993, and Chairman Emeritus since stepping down as Chairman in September 1999.

     BJORN MOLLER (age 42) has served as Director, President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 21 years experience in shipping and has served in senior management positions with the Company for more than 12 years. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company's global chartering operations and business development activities.

COMPENSATION OF DIRECTORS

     Currently, the seven non-employee Directors of the Company receive, in the aggregate, approximately $120,000 for their services plus reimbursement of their out-of-pocket expenses in each fiscal year during which they are Directors of the Company. During the nine months ended December 31, 1999, the Company granted an aggregate of 60,000 options with an exercise price of $16.875 per share and 200,000 options with an exercise price of $16.9375 per share, to the non-employee Directors under the Company's 1995 Stock Option Plan. The options expire June 1, 2009 and September 2, 2009, respectively, ten years after the date of each grant.

     As at December 31, 1999, the non-employee Directors held a total of 530,000 options with exercise prices ranging from $16.875 to $33.50 per share and which expire between July 19, 2005 and September 2, 2009, ten years after each option's respective date of grant.

BOARD OF DIRECTORS' COMMITTEES AND MEETINGS

     The Board of Directors has standing Audit and Resource Committees, but no standing nominating committee.

     The Audit Committee oversees actions taken by the Company's independent auditors. The Audit Committee consists of non-employee Directors Michael D. Dingman, Morris L. Feder, Leif O. Hoegh and Steve G. K. Hsu.

     The Resource Committee reviews the compensation of the Company's executive officers and makes recommendations to the Board of Directors regarding compensation. The Resource Committee consists of non-employee Directors C. Sean Day, Michael D. Dingman, Thomas Kuo-Yuen Hsu and Axel Karlshoej.

     The Board of Directors meets at least once per quarter.

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

NAME                                   AGE    POSITION
----                                   ---    --------
Moller, Bjorn*.......................  42     Director, President and Chief Executive Officer
Coady, Arthur F......................  66     Director, EVP and Secretary
Antturi, Peter S.....................  41     VP, Treasurer and Chief Financial Officer
Glendinning, David...................  46     SVP, Customer Service & Marine Project Development
Meldgaard, Mads T....................  35     VP, Chartering
Westgarth, Graham....................  45     SVP, Marine Operations

---------------

* For information regarding Mr. Moller, see "-- Information About the Directors Continuing in Office" above.

     PETER S. ANTTURI joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and to his current position of Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

     ARTHUR F. COADY is Executive Vice President and Secretary of the Company. He has served as a Director of the Company since 1989. He joined the Company after 30 years in private law practice in Canada, having specialized in corporate and commercial law. In July 1995, Mr. Coady was appointed a Director of the Bahamas Maritime Authority.

     CAPTAIN DAVID GLENDINNING joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations, Vice President, Marine and Commercial Operations and currently, Senior Vice President, Customer Service and Marine Project Development since February 1999. Captain Glendinning has 18 years' sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

     MADS T. MELDGAARD joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard became Vice President, Chartering based in Vancouver.

     CAPTAIN GRAHAM WESTGARTH joined the Company in February 1999 as Vice President, Marine Operations and was promoted to the position of Senior Vice President, Marine Operations in December 1999. Captain Westgarth has 28 years of shipping industry experience. Eighteen of those years were spent at sea, including 5 years in a command position. He joined the Company from Maersk Company (UK), where he joined as Master in 1987 before being promoted to General Manager in 1994.

EXECUTIVE COMPENSATION

     The aggregate compensation paid to the six executive officers and senior managers listed above (the "Named Officers") was $964,766 for the nine months ended December 31, 1999, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the nine months ended December 31, 1999, the Company contributed an aggregate of $81,313 to provide pension and similar benefits for the Named Officers.

     SUMMARY COMPENSATION TABLE. The following table sets forth certain information regarding the compensation paid in the aggregate to the Company's Chief Executive Officer and the next four most highly compensated executive officers and senior managers (collectively, the "Executive Officers") during each of the last three fiscal periods:

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                     ANNUAL COMPENSATION
                      --------------------------------------------------   LONG-TERM COMPENSATION AWARDS
                                                        OTHER ANNUAL       SECURITIES UNDERLYING OPTIONS
    FISCAL PERIOD         SALARY          BONUS        COMPENSATION(1)                  (#)
--------------------------------------------------------------------------------------------------------------
       1999(2)            $788,808       $111,525          $44,556                    377,075
--------------------------------------------------------------------------------------------------------------
       1999(3)            $944,044       $645,021         $132,499                    112,000
--------------------------------------------------------------------------------------------------------------
       1998(3)          $1,156,710       $814,268         $107,513                     65,000
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Consists primarily of payments to provide pension and similar benefits for the Executive Officers.

(2) Nine months ended December 31, 1999.

(3) 12 months ended March 31.

     STOCK OPTIONS GRANTED FOR THE NINE MONTHS ENDED DECEMBER 31, 1999. The following table sets forth certain information with respect to grants of options to purchase Common Stock of the Company made to the Executive Officers as a group during the nine months ended December 31, 1999:

           OPTION GRANTS FOR THE NINE MONTHS ENDED DECEMBER 31, 1999

-------------------------------------------------------------------------------------------------------------------------
                                                                                  POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                                                  ANNUAL RATES OF STOCK APPRECIATION
             AGGREGATE GRANTS                                                     FOR OPTION TERM(1)
-------------------------------------------                                       ---------------------------------------
                        % OF TOTAL OPTIONS
 NUMBER OF SECURITIES       GRANTED TO
  UNDERLYING OPTIONS    EMPLOYEES FOR THE
       GRANTED          NINE MONTHS ENDED     EXERCISE PRICE
         (#)            DECEMBER 31, 1999         ($/SH.)        EXPIRATION DATE          5%                  10%
       131,000                 9.0%               $16.875             6/1/09          $1,390,250          $3,523,167
        46,075                 3.1%                $18.56            6/11/09            $537,801          $1,362,892
       200,000                13.7%              $16.9375             9/2/09          $2,130,381          $5,398,803

(1) This column shows the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten-year term of the options. The assumed rates of appreciation are for informational purposes only and do not represent the Company's estimate or projection of future Common Stock prices.

     AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES. None of the Executive Officers exercised any options during the nine months ended December 31, 1999. The following table sets forth certain information regarding the 1999 year-end value of all options then held by the Executive Officers as a group.

                          1999 YEAR-END OPTION VALUES

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS   VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS
              AT DECEMBER 31, 1999(1)                          AT DECEMBER 31, 1999(2)
            (EXERCISABLE/UNEXERCISABLE)                      (EXERCISABLE/UNEXERCISABLE)
-------------------------------------------------------------------------------------------------
                199,075/429,500                                         $0/$0
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The exercisable and unexercisable options have exercise prices ranging from $16.875 to $33.50 per share.

(2) Calculated based on the difference between the option exercise prices and the market price of the Company's Common Stock of $15.9375 on December 31, 1999.

PERFORMANCE GRAPH

     The following graph compares the cumulative total return to holders of the Company's Common Stock with the cumulative total return of the S&P 500 Index and the Dow Jones Marine Transportation Index for the period beginning July 19, 1995, the day of pricing the Company's initial public offering, and ending December 31, 1999. The comparison assumes that $100 was invested in the Company's Common Stock and in each of the foregoing indices, with all dividends reinvested. Past performance is not necessarily an indicator of future results.

                              [Performance Graph]

                                                                        Dow Jones
                                                    Teekay                Marine
                              S&P 500              Shipping           Transportation
Measurement Period             Index              Corporation             Index
                                                       US $
July 19, 1995                 $100.00             $100.00             $100.00
Mar. 31, 1996                 $117.15             $123.60             $116.80
Mar. 31, 1997                 $137.41             $140.05             $129.80
Mar. 31, 1998                 $203.36             $155.87             $145.88
Mar. 31, 1999                 $240.90             $ 86.18             $ 91.49

AMENDMENTS TO THE 1995 STOCK OPTION PLAN

     On March 6, 2000, the Resource Committee of the Board of Directors, in consultation with independent outside consultants, recommended certain amendments to the 1995 Stock Option Plan (the "Plan"). The Board of Directors subsequently accepted the recommendations made by the Resource Committee and approved changes to the Plan by way of a unanimous consent resolution dated March 14, 2000.

     The Board approved an increase in the number of shares of Common Stock reserved and available for options (and related stock appreciation rights ("SAR's")) under the Plan from 3,948,571 shares to 6,298,571 shares, an increase of 2,350,000 shares. The increase in the number of shares allows for the continued availability of the Plan, which the Board considers essential in order for the Company to remain competitive in its compensation practices.

     The Board also approved a second set of amendments to the Plan text relating to potential events or circumstances which result in, or may result in, a change in control of the Company. The following is a summary of such amendments. This summary does not purport to be complete and is subject, and qualified in its entirety by reference, to the text of the Plan as amended.

     The amendments provide for the immediate right to exercise unvested options (and related SAR's) if there is an offer, generally in the nature of a tender offer or exchange offer, which may result in the offeror holding more than 15% of the outstanding voting securities of the Company (subject to certain exceptions, including a specified increase in the 15% threshold if an offeror beneficially owned more than 10% of such voting securities as at March 14,
2000). This right may be exercised solely for the purposes of permitting the tendering of Common Stock pursuant to such offer.

     There is also a right, complementary to such right of exercise, which may be exercised in a 30 day period after the consummation of such an offer, to surrender options (or related SAR's) in return for a payment of the excess of:
(1) the highest reported offer price paid (or fair market value on the date of surrender, if greater) of shares (or related SAR's) over (2) the exercise price. If a holder of options (or related SAR's) does not elect to effect an exercise or surrender, and if after consummation of an offer, there is an Involuntary Termination (as defined in the Plan) of the holder, then such holder may exercise that holder's options (or related SAR's) for a period of up to five years after the Involuntary Termination (or longer if so determined by the Board or a committee administering the Plan) unless the options (or related SAR's) terminate for unrelated reasons. Involuntary Termination does not include termination for misconduct (as specified in the Plan).

     In a separate provision, there is an immediate right to exercise unvested options (and related SAR's): (1) if there is an acquisition of voting securities resulting in the acquiror holding more than 15% of the outstanding voting securities of the Company (subject to certain exceptions, including a specified increase in the 15% threshold if an acquiror beneficially owned more than 10% of such voting securities as at March 14, 2000); or (2) if, during any period of two consecutive years or less, persons who at the beginning of such period constitute the Directors cease to constitute at least a majority thereof (unless the election or appointment or nomination for election by the shareholders of each new Director was approved by a vote of at least two-thirds of the Directors then still in office who were Directors at the beginning of the period).

     Finally, there is a separate provision authorizing the Board, or a committee administering the Plan, to accelerate the exercisability of options (and related SAR's) on a discretionary basis.

     The acceleration of vesting in the event of a change in ownership or control of the Company and other amendments may be seen as anti-takeover provisions and may have the effect of discouraging a takeover attempt or other efforts to gain control of the Company. To the extent any potential offeror or acquiror is deterred by such amendments, such amendments may have the effect of preserving the incumbent management in office.

     The Board considers that the amendments to anticipate change-of-control and similar events will help in aligning the interests of management with the interests of the shareholders and will enhance the Company's ability to attract, retain and motivate skilled personnel upon which the Company's continued growth and progress depends. The Board is not aware of any impending event or circumstances that would give rise to a change in control.

              SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding ownership, as of March 14, 2000, of the Common Stock by (i) each person known by the Company to own more than 10% of the Common Stock and (ii) the Directors and the Named Officers as a group.

IDENTITY OF PERSON OR GROUP                                   SHARES OWNED    PERCENT OF CLASS
---------------------------                                   ------------    ----------------
Cirrus Trust(1).............................................   14,427,397          37.90%
Alliance Capital Management.................................    4,958,301          13.03%
All Directors and Named Officers as a group (13
  persons)(2)...............................................       *               *

---------------

(1) JTK Trust, which is under common supervision with Cirrus Trust, owns an additional 2,888,293 shares (or 7.59%) of Common Stock.

(2) Excludes (a) outstanding options to purchase up to 1,445,000 shares of Common Stock and (b) 3,082,908 shares of Common Stock held by Leif Hoegh & Co. ASA, an entity controlled by Leif O. Hoegh, a Director of the Company, and an additional 524,512 shares beneficially owned by Mr. Hoegh.

*   Less than one percent of outstanding shares.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

     Approximately 45.49% of the issued and outstanding shares of Common Stock is owned by Cirrus Trust and JTK Trust, which are under the common supervision of Messrs. Coady, Karlshoej, and Thomas Hsu, Directors of the Company, and Mr. Shigeru Matsui, President of Matsui & Company, a Tokyo-based ship brokerage firm.

     In April 1993, the Company acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. (now known as Teekay Chartering Ltd.) from an affiliate of the Company for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events.

              PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

     The Board of Directors will request that the shareholders ratify its selection of Ernst & Young, Chartered Accountants, to examine the financial statements of the Company for the fiscal year ending December 31, 2000. Ernst & Young, Chartered Accountants, examined the financial statements of the Company for the fiscal period ended December 31, 1999.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS INDEPENDENT AUDITORS OF THE COMPANY.

                           PROPOSALS OF SHAREHOLDERS

     Shareholder proposals intended for inclusion in the proxy materials for the Company's 2001 annual meeting of shareholders must be received by the Company not later than December 31, 2000. In addition, the Company's Amended and Restated Bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals not included in the Company's proxy statements, to be brought before an annual meeting of shareholders. In general, notice must be received by the Secretary of the Company not less than 60 days nor more than 90 days before the meeting except that, if less than 70 days' notice of the date of the meeting is given to shareholders, notice by a shareholder or shareholders must be received not later than the close of business on the seventh day following the day on which such notice of the date of the meeting was mailed. The notice may be given only by a shareholder or shareholders of the Company holding in total at least 15% of the shares having the right to vote at the meeting and must contain specified information concerning the business to be brought before the meeting and concerning the shareholder or shareholders proposing such business including (a) a brief description of the business, the language of the proposal, if appropriate, and the reasons for conducting such business at the meeting; (b) the name and address of the proposing shareholder or shareholders and a representation that at least 15% of shares having the right to vote are held and a statement of the class and number of the Company's shares beneficially owned by such shareholder or shareholders; (c) any material interest of the shareholder or shareholders in such business; and (d) a representation that the shareholder or shareholders intend to appear in person or by proxy at the meeting to present the business specified in the notice. The Board of Directors or the chairman of the meeting may decline to transact the proposed business if the procedure specified in the Amended and Restated Bylaws is not followed or if the proposal does not constitute proper business to be transacted at the meeting. If a shareholder or shareholders have notified the Company of the intention to present a proposal and do not appear in person or by qualified representative to present the proposal at the meeting, the Company need not present the proposal for a vote at the meeting.

     All notices of proposals by shareholders, whether or not to be included in the Company's proxy materials, shall be sent to the attention of the Secretary of the Company at Teekay Shipping Corporation, Fourth Floor, Euro Canadian Centre, Marlborough Street & Navy Lyon Road, P.O. Box SS-6293, Nassau, The Bahamas.

     In addition, the Company's Amended and Restated Bylaws establish an advance notice procedure with regard to nominations for Directors at an annual meeting of shareholders. In general, notice of a nomination of a person for election to the Board of Directors must be received by the Secretary of the Company not less than 60 days and no more than 90 days before the meeting except that, if less than 70 days' notice of the date of the meeting is given to shareholders, notice by a shareholder or shareholders must be received not later than the close of business on the seventh day following the day on which such notice of the date of the meeting was mailed. The notice may be given only by a shareholder or shareholders of the Company holding in total at least 15% of the shares having the right to vote for the election of Directors at the meeting and must contain specified information concerning the proposed nominee and concerning the shareholder or shareholders proposing the nomination including:(a) as to each proposed nominee, (i) the name, age, business and resident address, (ii) the principal occupation or employment, (iii) the class and number of shares of the Company that are beneficially owned and (iv) any other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and (b) as to the shareholder or shareholders giving the notice, (i) the name and address, as they appear on the Company's books, (ii) a representation that the shareholder or shareholders hold in the aggregate not less than 15% of the shares having the right to vote for the election of Directors at the meeting and a statement of the class and number of shares of the Company that are beneficially owned by such shareholder or shareholders, and
(iii) a representation that the shareholder or shareholders intend to appear in person or by proxy at the meeting to make the nomination specified in the notice.

     The Board of Directors or the chairman of the meeting may determine that a nomination was not made in accordance with the procedures specified in the Amended and Restated Bylaws and, if it is so determined, the defective nomination will be disregarded. If a shareholder or shareholders have notified the Company of the intention to make the nomination and do not appear in person or by qualified representative to make the nomination at the meeting, the Company need not accept the nomination at the meeting.

     All notices of nominations by shareholders shall be sent to the attention of the Secretary of the Company at Teekay Shipping Corporation, Fourth Floor, Euro Canadian Centre, Marlborough Street & Navy Lyon Road, P.O. Box SS-6293, Nassau, The Bahamas.

                                 OTHER BUSINESS

     The Board of Directors does not intend to present any business at the Annual Meeting other than as set forth in the accompanying Notice of Annual Meeting of Shareholders, and has no present knowledge that any others intend to present business at the Annual Meeting. If, however, other matters requiring a vote of the shareholders properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the accompanying form of proxy will have discretionary authority to vote the proxies held by them in accordance with their judgment as to such matters.

                                 ANNUAL REPORT

     A copy of the Company's 1999 Annual Report to Shareholders for the nine months ended December 31, 1999 accompanies this Proxy Statement.

                                           By Order of the Board of Directors

                                           /s/ Arthur F. Coady
                                           Arthur F. Coady
                                           Secretary
Nassau, The Bahamas
March 31, 2000